Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State or Country of Incorporation or Organization

ArthroCare (Australasia) Pty Ltd. f/k/a TiMax Surgical Pty Ltd.	Australia

ArthroCare (Deutschland) AG f/k/a ArthroCare (Deutschland) GmbH	Germany

ArthroCare (Hong Kong) Limited	Hong Kong

ARTHROCARE CANADA LIMITED	Canada

ArthroCare Corporation Cayman Islands	Cayman Islands

ArthroCare Costa Rica, S.R.L.	Costa Rica

ArthroCare Europe Aktiebolog	Sweden

ArthroCare France SARL	France

ArthroCare Luxembourg, S.`a.r.l.	Luxembourg

ArthroCare Medical Corporation	Nevada

ARTHROCARE SCANDINAVIA ApS f/k/a Ortoconcept ApS	Denmark

ArthroCare UK Limited f/k/a ATLANTECH MEDICAL DEVICES LIMITED	United Kingdom

Atlantech Medical Devices (UK) Limited	England

Atlantech medizinische Produkte Vertiebs-GmbH	Austria

Device Reimbursement Services, Inc.	Nevada

DiscoCare, Inc.	Delaware

Medical Device Alliance, Inc.	Nevada

OC Acquisition Sub, LLC	California